EXHIBIT 99.1

Press Release Dated December 3, 2012, Suncor Energy announces 2013 capital spending plan and production outlook

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2013 capital spending plan and production outlook

Suncor and joint venture partner agree to minimum spend on Voyageur Project with immediate effect

(All financial figures are approximate and in Canadian dollars unless otherwise noted)

Calgary, Alberta (Dec. 3, 2012) – Suncor Energy released its 2013 corporate guidance today, which includes $7.3 billion in capital spending balanced between growth and sustaining projects and planned average production of 570,000 to 620,000 barrels of oil equivalent per day, representing an increase of approximately 8% in overall production and approximately 12% in oil sands production year over year.

Approximately $3.3 billion of the 2013 capital spend is expected to go towards growth projects, with nearly half of that growth capital earmarked for advancing Exploration and Production projects including Hebron, Golden Eagle and East Coast Canada asset development. In Oil Sands, the company anticipates spending over $1.2 billion to support near-term production growth in In Situ and Base and funding longer-term growth projects. Refining and Marketing growth capital of $55 million will largely be deployed on projects to prepare the Montreal refinery to receive shipments of western crude.

“Our 2013 capital plan demonstrates our commitment to be absolutely diligent in pursuing those projects expected to provide profitable, long-term growth for shareholders,” said Steve Williams, president and chief executive officer. “As a result of our disciplined and prudent spending in 2012, we will begin 2013 with a strong balance sheet and the ability to fund our capital program completely from internal cash flow.”

With the early commissioning of Firebag 4 and first oil expected by the end of 2012, In Situ growth capital is expected to be reduced substantially as compared to prior years.  Suncor will continue to carefully manage spending on oil sands joint venture projects as it drives towards project sanction decisions.

Capital Expenditures (millions $) (1)

		Capital (2)
	2013 Outlook	Sustaining	Growth
	Dec. 3, 2012

Oil Sands	4,195	2,960	1,235
Oil Sands	3,110	2,540	570
Oil Sands Ventures	1,085	420	665
E&P	1,845	205	1,640
Refining & Marketing	730	675	55
Corporate	530	155	375
Total	7,300	3,995	3,305

(1)          Capital expenditures exclude capitalized interest of $450 million - $550 million.

(2)          For definitions of growth and sustaining capital expenditures, see the Capital Investment Update Section of Suncor’s Management’s Discussion and Analysis dated October 31, 2012. Capital expenditures attributed to Corporate include a $250 million growth capital pool to be allocated to the Business Units for spending at the discretion of management.

Suncor Energy 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

“Together with our joint venture partner, we have accelerated the review of the Voyageur project with the intent to reach a decision by the end of the first quarter in 2013,” said Williams. “Until a decision is made, we have agreed to minimize spending on this project.”

Approximately $4 billion of the 2013 capital spend is expected to go toward sustaining capital investments focused on improving reliability across the company’s assets, maintaining current production capacities through planned maintenance activities and ensuring the safety and efficiency of existing operations.

2013 Production Outlook

“We undertook significant maintenance in 2012 across our operations and we’ve made good progress during the year in terms of operational excellence and reliability,” said Williams. “We will continue to maintain a relentless focus on operational excellence and reliability in order to maximize the value from Suncor’s broad portfolio of assets.”

“I’m pleased with the steps we’ve taken in terms of reducing and carefully managing costs,” said Williams. “We’re focused on continuing to reduce oil sands cash costs and, based on our performance to date, I’m optimistic that we will reach this goal.”

International production ranges assume production from assets in the U.K. sector of the North Sea and from Libya but do not include production from Syria due to continued political unrest in that country.

Suncor Total Production (barrels of oil equivalent per day)	2013 full year outlook

Suncor Oil Sands (bpd)	350,000 to 380,000
Syncrude production share (bpd)	34,000 to 38,000
North America Onshore (boe/d)	41,000 to 46,000
East Coast Canada (bpd)	55,000 to 60,000
International (boe/d)	90,000 to 96,000

Total production (boe/d)	570,000 to 620,000

For more detail on Suncor’s outlook and capital spending plan, see www.suncor.com/guidance.

Suncor’s corporate guidance provides management’s outlook for 2013 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.  Suncor’s corporate guidance is based on the following assumptions around oil prices:  WTI, Cushing of US$85.00 per barrel; Brent, Sullom Voe of US$97.00 per barrel; and WCS, Hardisity of US$65.00 per barrel.  In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn. $3.00 per GJ and an exchange rate (US$/Cdn$) of $0.97.  Assumptions for the Oil Sands and Syncrude 2013 production outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2013. Assumptions for the East Coast Canada and International 2013 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor’s 2013 corporate guidance include, but are not limited to:

•                  Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                  Availability of infrastructure. A number of new storage and distribution infrastructure projects are currently planned or in progress, which we expect will support growth at Oil Sands operations. The timing for the completion and successful integration of these projects into existing operations may impact production.

•                  Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance. Sweet SCO production levels from Oil Sands are dependent on the successful operation of the MNU.

•                  Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, refining, pipeline, or offshore assets.

•                  Planned maintenance events. Production estimates, including SCO rates, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively.

•                  Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                  Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “will”, “expected”, “guidance”, “plans”, “outlook”, “continue”, “focus”, “could”, “potentially” and similar expressions. Forward-looking statements in this news release include references to the following: anticipated capital spending, which Suncor believes demonstrates its commitment to be absolutely diligent in pursuing those projects expected to provide profitable, long-term growth for shareholders; anticipated production for 2013; plans to reduce In Situ growth capital substantially as compared to prior years; plans to begin 2013 with a strong balance sheet and the ability to fund Suncor’s capital program from internal cash flow; expectation for first oil at Firebag 4 by the end of 2012; intent to reach a decision on Voyageur by the end of the first quarter of 2013; and goal to reduce oil sands cash costs.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to: changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2012 dated October 31, 2012, Suncor’s Annual Information Form/Form 40-F dated March 1, 2012, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe additional risks, uncertainties, material assumptions and other factors that could influence actual results, and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at www.suncor.com or follow us on Twitter @SuncorEnergy.

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800-558-9071

invest@suncor.com

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403-296-4000

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